Exhibit 16



January 29, 2002


Securities and Exchange Commission
Mail Stop 9-5
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Ennis Business Forms, Inc. and, under the date of April 12, 2001, we reported on the consolidated financial statements of Ennis Business Forms, Inc. as of and for the years ended February 29, 2001 and February 28, 2000. On January 23, 2002, our appointment as principal accountants was terminated. We have read Ennis Business Forms, Inc.'s statements included under Item 4 of its Form 8-K dated January 29, 2002 and we agree with such statements, except that we are not in a position to agree or disagree with Ennis Business Forms, Inc.'s statements that the decision to change accountants was recommended by the Audit Committee of the Board of Directors and approved by the Board of Directors and that Ernst & Young LLP was engaged on January 23, 2002 as the Company's principal accountant.

Very truly yours,

KPMG LLP